

December 8, 2010

Tracie Hadama
President
Giggles 'N' Hugs, Inc.
1000 N. Green Valley Pkwy, Suite 440-484
Henderson, NV 89074

> **Re:** **Giggles 'N' Hugs, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 10, 2010**
> **File No. 0-53948**

Dear Ms. Hadama:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jennifer Thompson
Accounting Branch Chief